Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

*FOIA Confidential Treatment Request* Confidential Treatment Requested by ObsEva SA in connection with Registration Statement on Form F-1 (File No. 333-215383)

January 6, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes

         Ms. Mary Beth Breslin

         Ms. Sasha Parikh

         Ms. Lisa Vanjoske

RE:	ObsEva SA

        Registration Statement on Form F-1

        Registration No. 333-215383

Ladies and Gentlemen:

On behalf of ObsEva SA (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 13, 2016 (the “Comment Letter”), relating to the Company’s Registration Statement on Form F-1 (File No. 333-215383), originally confidentially submitted to the Commission on October 14, 2016, resubmitted to the Commission on December 5, 2016 and December 28, 2016, and subsequently filed with the Commission on December 30, 2016 and amended on January 6, 2017 (as amended, the “Registration Statement”), we are submitting this supplemental letter to address comment 5 of the Comment Letter.

Because of the commercially sensitive nature of information contained in this letter, this letter is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

5.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company advises the Staff that the Registration Statement reflects a 1-for-13 forward share split of the Company’s shares effected on December 8, 2016. The share and per share numbers in this letter are presented on a post-split basis. The Company and the underwriters currently estimate a pre-money valuation for the Company of $[***] million to $[***] million (the “Valuation Range”), which corresponds to a range of $[***] to $[***] on a per share basis (the “Price Range”). The Valuation Range was determined based, in part,

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upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Credit Suisse Securities (USA) LLC, Jefferies LLC and Leerink Partners LLC, the lead underwriters (the “Representatives”) for the Company’s initial public offering (the “IPO”), including discussions that took place during the week of January 2, 2017 between senior management and the board of directors of the Company and the Representatives. The Company notes that, as is typical in IPOs, the estimated Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a bona fide price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which bona fide price range the Company expects to be within the Price Range noted above. However, due to the volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the bona fide price range of the common shares may change. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the bona fide price range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the maximum share price, if the maximum price is greater than $10.00 per share. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company.

A share-based, equity-settled, plan that provides for the grant of non-voting shares was formally adopted by the Company in 2013. The Company advises the Staff that it recently granted 260,000, 3,250 and 903,110 non-voting shares on December 18, 2015, March 15, 2016 and October 11, 2016, respectively, pursuant to this plan. In the Company’s determination of the fair value of the non-voting shares, the Company considered in part, certain independent third-party valuations of the Company’s common and non-voting shares (the “Valuations”). Each of the Valuations was prepared in accordance with relevant valuation best practices such as those that are provided under the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the common shares, the Company exercised reasonable judgment and, in addition to considering the results of the Valuations, considered a number of objective and subjective factors to determine its best estimate of the fair value of the non-voting shares as described on pages 80 and 81 of the Registration Statement.

In order to determine the estimated fair value of the common and non-voting shares, beginning in 2014, the Company considered the results of the independent third-party valuation firm that utilized the hybrid method, and used market approaches to estimate the Company’s enterprise value. The hybrid method is a probability-weighted expected return method, where the equity value in one or more of the scenarios is calculated using an option-pricing method.

The Company determined the fair value of the December 18, 2015 and March 15, 2016 grants considering, in part, the independent third-party valuation of the Company’s common and non-voting shares as of December 18, 2015 (the “December 2015 Valuation”). The December 2015 Valuation provided that the fair value of the Company’s common shares as of December 18, 2015 was $[***] per share. In addition, given the common shares have voting rights that the non-voting shares do not have, the Company applied a non-voting discount of [***]% to quantify this lack of influence (based on the valuation firm’s examination of the discount applied in tax court cases), resulting in a fair value of the Company’s non-voting shares of $[***] as of December 18, 2015 and March 15, 2016. The Company concluded that there were no events or circumstances that occurred between December 18, 2015 and March 15, 2016 that were indicative of a change in the fair value of the common shares or change in the non-voting discount.

The Company determined the fair value of the October 11, 2016 grants considering, in part, the independent third-party valuation of the Company’s common and non-voting shares as of October 11, 2016 (the “October 2016 Valuation”). The October 2016 Valuation provided that the fair value of the Company’s common shares as of October 11, 2016 was $[***] per share. After applying the [***]% discount for lack of voting rights of the Company’s non-voting shares, the October 2016 Valuation provided a fair value of the Company’s non-voting shares of $[***] as of October 11, 2016.

The increase in the fair value of the common shares from December 18, 2015 to October 11, 2016 reflects an increase in the Company’s implied equity value from $[***] million at December 18, 2015 to $[***] million at October 11, 2016. The Company believes this increase reflected the Company’s expanded clinical

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development during the relevant period with the Company’s initiation of a Phase 2b clinical trial of OBE2019 for the treatment of endometriosis and a Phase 1 clinical program for OBE022 for the treatment of preterm labor, as well as the planned initiation of OBE001 in a Phase 3 clinical trial in women undergoing in vitro fertilization in the first half of 2017 and OBE2109 in two Phase 3 clinical trials for the treatment of uterine fibroids in the first half of 2017.

The Company believes that the difference between the October 2016 Valuation of $[***] per common share and the midpoint of the Price Range of $[***] is primarily a result of the following:

•	The Price Range assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in an acquisition transaction or a liquidation of its assets in a dissolution scenario.

•	The Company made significant progress in its business from the time of the October 2016 Valuation through the determination of the Price Range. These developments include the following:

i.	the Company received data from Phase 1 clinical trials for OBE022 that suggested a favorable safety profile, enabling the Company to further its plans to initiate a Phase 2a proof-of-concept clinical trial of OBE022 in the second half of 2017;

ii.	the Company completed initiation of the Phase 2b clinical trial of OBE2019 across 56 clinical trial sites for the treatment of endometriosis at additional trial sites, consistent with the projected timeline for the trial;

iii.	the Company received positive feedback from the European Health Authorities in December 2016 with respect to proceeding with Phase 3 clinical development of OBE2109 for the treatment of uterine fibroids; and

iv.	the Company received feedback from the FDA on the Phase 3 trial designs for OBE2109 for the treatment of uterine fibroids, which the Company incorporated in anticipation of commencing the Phase 3 PRIMROSE clinical trials in the first half of 2017.

•	The Price Range represents a future price for the common shares that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common shares as of the October 11, 2016 represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Price Range reflects that, upon a successful IPO, the Company’s preferred shares will convert into common shares and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common shares prior to the IPO.

•	During the first three quarters of 2016, the securities markets, particularly with respect to biopharmaceutical companies, were extremely volatile and unpredictable. Since October 11, 2016, the securities market for biopharmaceutical companies have become more stable and market conditions have improved. Since October 31, 2016, small cap biotechnology equities, as represented by the Russell 2000 Biotechnology index, have rallied by 12% while the VIX volatility index has fallen 32%.

In summary, the Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of non-voting shares are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common shares of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 1114 Avenue of the Americas, New York, New York 10036.

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If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 479-6474, Nicole Brookshire at (617) 937-2357 or Charles S. Kim at (858) 550-6049.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Ernest Loumaye, ObsEva SA
Nicole Brookshire, Cooley LLP
Charles S. Kim, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83